Exhibit 1

VIVUS, Inc.	Proxy Solicitor:
Timothy E. Morris	Morrow & Co., LLC
Chief Financial Officer	Joseph J. Mills
morris@vivus.com	jmills@morrowco.com
203-658-9423

Investor Relations:	Media Relations:
The Trout Group	Joele Frank, Wilkinson Brimmer Katcher
Brian Korb	Matthew Sherman
bkorb@troutgroup.com	msherman@joelefrank.com
646-378-2923	212-355-4449

VIVUS IDENTIFIES FALSE AND MISLEADING STATEMENTS

MADE BY FIRST MANHATTAN CO.

FMC’s “Win at all Costs” Campaign Infringes on Stockholders’ Rights

to Make Informed Voting Decisions

VIVUS Urges Stockholders to Vote FOR the Company’s Nominees on the GOLD Proxy Card

MOUNTAIN VIEW, Calif., July 16, 2013 — VIVUS, Inc. (Nasdaq:VVUS) (the “Company” or “VIVUS”), a pharmaceutical company commercializing and developing innovative, next-generation therapies to address unmet needs in obesity and sexual health, today issued the following statement in connection with the Company’s reconvened Annual Meeting of Stockholders, scheduled for July 18, 2013.

Late last week the VIVUS Board of Directors was informed by a retail stockholder that paid advisors of First Manhattan Co. (FMC) had made false and misleading statements to VIVUS stockholders through a telephone, or “robo-call,” campaign.

Specifically, a paid advisor of FMC engaged in this “robo-call” campaign, targeting retail stockholders, made statements to mislead such stockholders into believing that Institutional Shareholder Services (ISS) had recommended that stockholders vote for all of FMC’s director nominees.  THIS IS FALSE.

In fact, ISS recommended that stockholders vote for only three of FMC’s nine director nominees — “dissident nominees Denner, Astrue, and Norton.” [1]

Furthermore, ISS acknowledged the validity of VIVUS’s concerns about a wholesale change at the Board level, noting that “…a full change-in-control can raise the risk of unintended consequences and operational disruptions.” [1]

[1] Permission to use quotations neither sought nor obtained.

The VIVUS Board was particularly alarmed by this campaign of misleading statements because a large number of votes from the Company’s retail stockholders were cast by proxy on Friday, July 12, 2013, after what the Company believes was over a week of these false and misleading robo-calls being made to stockholders.

In addition, we believe that FMC purposefully failed to file the required disclosures regarding these statements with the U.S. Securities and Exchange Commission (the “SEC”) in an attempt to hide actions that violate the SEC’s proxy solicitation rules.  We have provided a copy of the voicemail in question to the SEC and have also requested that the SEC require FMC to issue corrective disclosure so that stockholders can make their voting decisions based on accurate information.

Although FMC has successfully used creative denials to suggest that it did not make false and misleading statements, one of the Company’s retail stockholders provided to the Board a copy of one of the messages left in FMC’s false and misleading robo-call campaign.  The misleading effect of the message is unmistakable.

FMC has inaccurately alleged that VIVUS’s demands for immediate and commensurate corrective disclosure is a “delaying tactic.”  Nothing could be further from the truth.  The Board believed adjourning the meeting was the only way to ensure that the Company’s stockholders— particularly retail stockholders, who are most vulnerable to being misled by false statements in a robo-call campaign — have sufficient time to consider accurate information and make informed decisions that are not tainted by the false and misleading statements made by FMC.

The VIVUS Board and management team have acted and will continue to act in the best interest of ALL VIVUS stockholders, and the Board reiterates its proposal to end this costly and disruptive proxy contest.  As previously announced, the VIVUS Board would welcome the FMC nominees recommended by ISS — Michael Astrue, Alex Denner and David Norton—or any other FMC nominee who is among FMC’s three highest vote getters in the proxy vote, to join the VIVUS Board.

By voting the GOLD proxy card, stockholders can maintain continuity of the Board and management team at this critical juncture, and ensure that three FMC nominees have an opportunity to serve on the VIVUS Board.

VIVUS stockholders are reminded that their vote is extremely important, no matter how many or how few shares they own. Whether or not you plan to attend the Annual Meeting, you have an opportunity to protect your investment in VIVUS by voting the GOLD proxy card.  Please do not return or otherwise vote any white proxy card sent to you by FMC.  Even if stockholders have already voted using the white proxy card, they have the right to change their vote to the GOLD proxy card and support VIVUS’s director nominees.

Since time is short, the Company asks that stockholders please vote by telephone or Internet according to the instructions on the GOLD proxy card.  Voting by telephone or Internet, which is the best way for stockholders to ensure that their votes will be counted, will be open until 11:59pm Eastern Time on Wednesday, July 17, 2013.

If you have any questions, or would like assistance

in voting your GOLD proxy card, please contact:

Call Toll Free: (800) 607-0088

Call Collect: (203) 658-9400

E-mail: vivusinfo@morrowco.com

About VIVUS

VIVUS is a biopharmaceutical company commercializing and developing innovative, next-generation therapies to address unmet needs in obesity, sleep apnea, diabetes and sexual health. For more information about the company, please visit www.vivus.com.

Certain statements in this press release are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may be identified by the use of forward-looking words such as “anticipate,” “believe,” “forecast,” “estimate,” “expect,” “intend,” “likely,” “may,” “plan,” “potential,” “predict,” “opportunity” and “should,” among others. There are a number of factors that could cause actual events to differ materially from those indicated by such forward-looking statements. VIVUS does not undertake an obligation to update or revise any forward-looking statements. Investors should read the risk factors set forth in VIVUS’s Form 10-K for the year ending December 31, 2012, as amended by the Form 10-K/A filed on April 30, 2013 and by the Form 10-K/A filed on June 12, 2013, and periodic reports filed with the SEC.

Important Additional Information

On June 3, 2013, VIVUS filed a definitive proxy statement and GOLD proxy card with the SEC in connection with the solicitation of proxies for its 2013 Annual Meeting of Stockholders. Stockholders are strongly advised to read VIVUS’s 2013 proxy statement because it contains important information. Stockholders may obtain a free copy of the 2013 proxy statement and other documents that the Company files with the SEC from the SEC’s website at www.sec.gov or VIVUS’s website at www.vivus.com.